Legend Spices, Inc.

14 Kajaznuni Street, Apt. 70 Yerevan 0070 Armenia

May 26, 2023

Division of Corporation Finance Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549-7410

Dear Sirs/Madam: Charles Eastman, Hugh West, Sarah Sidwell, Jay Ingram

Re:	LEGEND SPICES, INC. Registration Statement on Form S-1 Filed April 10, 2023 File No. 333-271201

Further to the filing of registration statement on Form S-1/A filed by the Company on April 10, 2023 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated April 28, 2023 regarding the Company’s Registration Statement on Form S-1. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Cover Page

1. Please revise the first paragraph to specify the date when this best-efforts offering will end. Refer to Item 501(b)(8) of Regulation S-K.

Response: The Company had already had this date reference included:

The Offering will commence promptly on the date upon which this prospectus is declared effective by the SEC and will continue for 180 days.

Based upon our review, this appears to be the standard language that companies include in regards to the end date of the Offering, given that the effective date is unknown when filing a pre-effective registration statement. If we are incorrect, please clarify.

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Risk Factors

Our business is subject to risks associated with sourcing and manufacturing in Armenia., page 12

2. We note that you rely on a suppliers located solely in Armenia. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance. We note your risk factor that your supply chain may be impacted by recent turmoil related to the Second Nagorno-Karabakh War. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: The Company has amended the Registration Statement to address the concerns outlined in the above comment by adding the following paragraph on page 12.

As we rely on suppliers located solely in Armenia, a war in the area has lead to some disruption of transportation affecting infrastructure, including roads which can the movement of goods. This lead to delays, increased transportation costs, and at times the inability to transport goods altogether, leading to supply chain disruptions. If this continues over a period of time it may also lead to potential increase in costs as obtaining the necessary raw materials will become more costly. This increase in cost may be passed on to the end consumer, leading to higher prices and potentially lower demand. The ongoing conflict has resulted in apprehension and uncertainty among citizens, prompting many to leave the country until the situation stabilizes. This exodus has subsequently led to a decrease in demand and purchases of our spices. Moreover, among those who have remained in Armenia, the propensity to spend on non-essential items such as spices and seasonings has also reduced.

Because our business is highly concentrated on a single, discretionary product category, food seasonings, we are vulnerable to changes in co, page 13

3. We note your risk factor indicating that inflation could affect consumer purchases of discretionary items. Please update both this risk factor and your Management's Discussion and Analysis if recent inflationary pressures have materially impacted your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company has amended the Registration Statement to address the concerns outlined in the above comment by adding the following paragraph on page 13.

The fluctuations of the US dollar has affected the value of Armenia’s currency relative to the US dollar since Armenian currency depreciates relative to the US dollar, inflation has increased. The combination of the raw supply price increase due to the war as well as the currency fluctuations reported by the Armenian Central Bank, there is substantial inflationary pressure on our business. Discussions on potential price increase are currently underway, and while it may seem necessary to maintain profitability, there are risks involved which lead to some hesitation. Stores may refuse to sell our products if the price increases are perceived as unreasonable compared to our competition spice and seasoning businesses. Some stores have policies and contracts that limit price increases or require prior approval for price changes and if we increase prices without adhering to these policies, stores may refuse to sell our products. For customers who are price-sensitive, increasing prices can lead to a decrease in demand for our products and stores may be less willing to stock our products if they are not selling well.

Critical Accounting Policies Revenue Recognition, page 49

4. We note your revenue recognition policy disclosed on pages 49 and F-7; however, we do not consider the information sufficient in meeting the disclosure objective of the ASC 606-10-50. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Consideration should be given to the level of detail necessary to satisfy the disclosure objective. In this regard, the information should be specific to the company and avoid the use of boilerplate language. Please revise as necessary.

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Response: The Company has amended the Registration Statement to address the concerns outlined in the above comment by amending the Revenue recognition statement as follows:

We recognize revenue in accordance with generally accepted accounting principles as outlined in the Financial Accounting Standard Board's (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue From Contracts with Customers, which requires that five steps be followed in evaluating revenue recognition: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Product sales – Revenues from the sale of products are recognized when title to the products are transferred to the customer and only when no further contingencies or material performance obligations are warranted, and thereby have earned the right to receive reasonably assured payments for products sold and delivered.

The Company has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by governmental authorities that are collected by the Company from its customers (sales and use taxes, value added taxes, some excise taxes).

The Company acknowledges that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Khachatur Mkrtchyan
Khachatur Mkrtchyan
Chief Executive Officer
LEGEND SPICES, INC.

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